Form C

Cover Page

Name of issuer:

Capsll, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of incorporation/organization: DE

Date of organization: March 5, 2021

Physical address of issuer:

Headquarters

2010 Wilma Rudolph Rd
Austin, TX 78748
United States

Website of issuer:

https://capsll.app/

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Debt

If Other, describe the security offered:

No answer provided

Target number of securities to be offered:

25,000

Price:

$1.0000

Target offering amount:

$25,000.00

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$250,000.00

Deadline to reach the target offering amount:

December 08, 2021 at 00:00:00 UTC

Current number of employees:

3

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$66,731.00	$0.00
Cash & Cash Equivalents	$16,731.00	$0.00
Accounts Receivable	$50,000.00	$0.00
Short-term Debt	$9,800.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

- ☑ Alabama
- ☑ Alaska
- ☑ Arizona
- ☑ Arkansas
- ☑ California
- ☑ Colorado
- ☑ Connecticut
- ☑ Delaware
- ☑ District Of Columbia
- ☑ Florida
- ☑ Georgia
- ☑ Hawaii
- ☑ Idaho
- ☑ Illinois
- ☑ Indiana
- ☑ Iowa

- ☑ Kansas
- ☑ Kentucky
- ☑ Louisiana
- ☑ Maine
- ☑ Maryland
- ☑ Massachusetts
- ☑ Michigan
- ☑ Minnesota
- ☑ Mississippi
- ☑ Missouri
- ☑ Montana
- ☑ Nebraska
- ☑ Nevada
- ☑ New Hampshire
- ☑ New Jersey
- ☑ New Mexico
- ☑ New York
- ☑ North Carolina
- ☑ North Dakota
- ☑ Ohio
- ☑ Oklahoma
- ☑ Oregon
- ☑ Pennsylvania
- ☑ Rhode Island
- ☑ South Carolina
- ☑ South Dakota
- ☑ Tennessee
- ☑ Texas
- ☑ Utah
- ☑ Vermont
- ☑ Virginia
- ☑ Washington
- ☑ West Virginia
- ☑ Wisconsin
- ☑ Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Capsll, Inc.

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

☑ Yes

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

> **Instructions:**
>
> If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director	Status
Anton Devenish	UI/UX Design	March 5, 2021	Part Time

Previous positions

Position	Responsibilities	Start date	End date
Officer, **Head** of Product Development	Product Planning and Product Development	March 5, 2021	

Business experience

Employer Position		Responsibilities	Employer's Principal Business	Start date	End date
Self Employed	UI/UX Designer & Digital Process Consulting	Project Management, UI & UX Design, System Mapping and Process Building related to Marketing & Business Function & Day to Day Business Management Operations	Manchester, United Kingdom	August 13, 2012	

Director Name	Principal Occupation	Year Joined as Director	Status
Samim Syed	Finance	March 5, 2021	Part Time

Previous positions

Position	Responsibilities	Start date	End date
CFO	Running Financial Statements, helping run the company	March 5, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Northwestern Mutual	Financial Consultant	Wealth Management	Financial Planning	October 16, 2017	

Director Name	Principal Occupation	Year Joined as Director	Status
Clint Davis	CEO	March 5, 2021	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CEO, Chairman of the Board	Officer, running company	March 5, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Driveway Austin	Operations Director	Management of facility and Staff	Racetrack and Professional Driver Training	December 1, 2017	November 29, 2019
Alignment Executive Coaching LLC	Podcast Director	Podcast production, creative direction, talent coaching	Corporate Coaching	November 30, 2019	May 31, 2021

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined	Status
Anton Devenish	Head of Product (Co Founder)	March 5, 2021	Part Time

Previous positions

Position	Responsibilities	Start date	End date
Officer, Head of Product Development	Product Planning and Product Development	March 5, 2021	

Business experience

Employer Position	Responsibilities	Employer's Principal Business	Start date	End date

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date

UI/UX Designer &

Officer Name	Title	Date Joined	Status
Samim Syed	CFO (Co Founder)	March 5, 2021	Part Time

Previous positions

Position	Responsibilities	Start date	End date
CFO	Running Financial Statements, helping run the company	March 5, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Northwestern Mutual	Financial Consultant	Wealth Management	Financial Planning	October 16, 2017	

Officer Name	Title	Date Joined	Status
Clint Davis	CEO (Co-Founder)	March 5, 2021	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CEO, Chairman of the Board	Officer, running company	March 5, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Driveway Austin	Operations Director	Management of facility and Staff	Racetrack and Professional Driver Training	December 1, 2017	November 29, 2019
Alignment Executive Coaching LLC	Podcast Director	Podcast production, creative direction, talent coaching	Corporate Coaching	November 30, 2019	May 31, 2021

Instructions:

For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer’s outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
Anton Devenish	1,250,000 shares of Common Stock	25%
Samim Syed	1,250,000 shares of Common Stock	25%

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
Clint Davis	2,500,000 shares of Common Stock	50%

Instructions:

he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

Capsll, Inc is a Delaware registered C-Corp, who retain an outstanding legal team in Austin, Texas. Capsll App is already being built by our development team and patent pending on software, App design and flow interface. Our team is comprised of three friends, and we've known each other for a collective of 39 years, each highly skilled in our respective fields. We're building a product that moves beyond mere storage. Capsll is an immersive experience, both in design, and in its neuroscience, inspiring ongoing use, coached storytelling helping you save your memories effectively, and account creation for the election of "next of kin" for your content.

Our approach to the market is focused on three primary generational demographics, namely Generation x, Baby Boomers, and the silent generation, ranging in age from 30 to 99, comprised of almost 122 million potential 'Capsllers' (paying subscribers to Capsll's App) in the U.S.A alone.

When you think about heritage applications you likely think of ancestry.com, and they do a great job looking back. We're planning forward, but ancestry gives us a great idea of the type of subscriber that commits to a legacy application. Ancestry claims 3 million active monthly subscriptions. Our cashflow forecasts that we will have 3 million paying subscribers by year 5. If that target is met, will will have a monthly revenue of over $21m. This cashflow forecast is based on 2.5m of the 3m subscribers paying the full monthly subscription package of $7.99 monthly and 500,000 paying the limited subscription package of $3.99 monthly.

But, we realize that we need to start small, and grow fast… our first target is to secure 5,000 paying subscriptions, and on that number, we anticipate to breakeven at just 9 months. This breakeven forecast accounts for all estimated monthly expenses that Capsll will occur by month 9 vs. estimated income received by 5,000 paying Capsll subscribers.

This round of investment will enable us to complete the build of Capsll Version 1, and successfully launch via strategic partnerships, our first phase of targeted advertising, and focused PR, starting the movement to save personal history with Capsll.

We've already touched on the power of personal legacy, but what would this mean to a terminally ill mother who could leave insights for her daughter to know her one day, or a military dad leaving thoughts ahead of his deployment? Or the many seniors who feel forgotten, yet hold so much our history in their memories? Those are stories we need to save while we still can.

Your investment in Capsll will perfectly merge the opportunity of money and mission, with the potential for a return on investment while creating a valuable impact on humanity.

Our mission is to change the world today, preserve it for tomorrow and leave our greatest stories to the ones we love the most.

The Capsll app gives you digital time capsules to tell your life stories, save your history, and pass on your legacy.

Merrill Lynch Wealth Management recently released findings about what adults aged 55 and older want to be remembered for most. More than wealth, career, hobbies, and marriage, a massive 70% want to be remembered for the memories they've shared with loved ones.

Furthermore, wouldn't you love to know your grandfather's insights, or your grandma's recipes, told by them in first person? Or to leave certain insights and stories to your kids for when they are old enough to appreciate them? We sure would!

But where do we save memories, and how easy are they to share and leave behind? They used to be kept in shoe boxes of photos, but it seems we have failed to effectively save memories in this digital age, and at best they are scattered across social media, if recorded at all. In fact with growing skepticism toward social media, fewer people are posting the memories they once trusted to these platforms.

That's why we created Capsll, an app that will put first person history in the palm of your hand. A space where you'll be able to easily record or upload video, audio, pictures, and documents in digital time Capslls, selecting each one to be private, selectively shared, or available on a public feed for others to enjoy. Why not create one with a time delay, so it can only be opened by your daughter on her wedding day? When you're at a special moment... "You should Capsll that!"

Our target market focuses on ages 35 and up, thus including the extremely nostalgic Generation X, and the Baby Boomer, and Silent Generations who understand the importance of imparting experience.

Our subscription model removes the need for advertising and data farming, allowing for greater user trust. While we have a TAM of 121 million in the U.S.A. alone, our go to market approach starts with strategic partnerships with organizations that serve the senior population. In particular, we are growing a relationship with the largest home care organization in the country who are eager to implement Capsll through their network.

Right now, we are ahead of the curve on design, and need capital to develop Capsll version 1. We understand that being pre-product can present a challenge for investors, and while we continue to try and bootstrap to the start line, we sure would love the right investor to partner in helping us grow. Few opportunities go beyond capital return alone and present the opportunity to leave a meaningful legacy, we believe that we are one of those unicorns.

For many, the future of online presence is moving from public social sharing, toward selective private sharing with select friends and family. There's a growing skepticism toward social media is creating a mass opportunity for a new, more personally controlled platform. There is a sense of public mistrust with the largest social networking sites/Apps on how our personal data is collected and used - and Capsll intends to keep personal data private.

Capsll operates on a subscription model, building trust by eliminating the need for user data farming and targeted user marketing. Having a subscription model eliminates the need for third party advertising.

Over and above an investment, be a part of the mission to value human life by saving both personal and world history in a way never before done. People used to save histories in books, memoirs or photo albums, but in a digital world we have failed to save our histories in a way that can be handed on effectively. At best, memories are scattered across social media, if recorded at all, with fewer people posting to the sites they once trusted with their memories.

Capsll helps people effectively recount their life stories, provides an easy to use, trustworthy platform with reliable storage that ensures perpetuity of content, and inspires a movement to save personal and world history.

Our coached storytelling aspect is rooted in the founder having 17 years in radio and TV broadcasting and interviewing.

Our Legacy feature sets you up to pass your content on in perpetuity.

The Capsll platform can hold multiple media formats; video, audio, pictures, documents, all in one place. The option to mark Capsll's as private, keeping that Capsll to yourself or sharing it with a select few, or marking it public to list on the public feed for others to enjoy.

We are approaching the market with the minimum viable feature set, on Apple OS only, limiting major bug fix issues - but plan to launch on an android platform in a later version.

We are securing strategic partners for initial launch though their large client networks, and we will be offering 100 free lifetime accounts to key influencers at launch.

While there are a few apps available that are competitors to some of our features, non offer a full spectrum service as we do, resulting in little to no traction. As such, instead of listing them as competitors we have approached this from where people are currently saving their memory content.

While we have recognized a large addressable market, our immediate goal is to start small and scale fast. Ancestry.com provides insight to a demographic of people that have committed time and money in interest of their family heritage.

There is a large emerging market of "memory" focused digital applications, but none that offer a full service like we do, namely; coaching, a content platform, storage, and legacy transfer. Unlike others, we are not building a feature, we are building a company.

We believe that by recognizing the value of each person's story we add value to human life and the fabric of society. Legacies can be left to future family and friends. And creators can own their work, particularly as we move toward advancement in NFT digital asset ownership. Seniors can be revalued in society, the military can leave Capsll's prior to deployment, the terminally ill can leave life stories and insights, for example, to children who would only appreciate it once they are old enough to do so, and the social impact of a teen being able to hear insights from his late father, for example, may lead him toward meaning, and away from a life of crime or destitution.

Capsll is here to preserve history, through our greatest memories - one story at a time. And your investment will be part of this movement which we hope will brighten lives forever, inspire future generations and change the status quo to how we currently share content, and how our content is subsequently used.

--

In the pitch deck and business description, Capsll, Inc identifies it could obtain 3,000,000 customers, equal to Ancestry.com. This was produced on a 5-year forecast and is an estimate since there is no track record to gauge this type of scale. Capsll have produced this forecast on what they believe to be a conservative basis, but there is no evidence to suggest this scalability is achievable, or within this time frame.

The company also identifies it would be profitable with just 5,000 customers. This calculation is based on 5,000 paying subscribers, and takes into consideration anticipated costs. Because this is a forecast, there is no evidence to suggest this scalability is achievable, or customers would be willing to pay for the App.

The company identifies in its pitch deck that its product is patent pending. These pending patents are on priority information, software & app design.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

- Capsll is a start-up that currently has no audited financial statements. We have been operating for 6 months, and have yet to develop a usable App.

- Capsll has no track record, and no assurances that it will make a profit. The Company is still in its early phases and has not yet implemented its business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. Capsll may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

- In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

- Capslls profitability relies on subscribers paying a monthly or yearly subscription. In order to scale, Capsll is reliant that subscribers will be willing to pay a fee for the services that Capsll provides.

- And even if Capsll successfully scales, the Company may face issues if they scale too fast. If our business plan is successful, we may experience significant growth in a short period of time. We currently have a development team, but with 3 current employees at Capsll, any fast scale would lead to rapidly finding good talent so the company can continue to grow and manage potential bug issues. Our failure to manage our growth may adversely impact our business and the value of your investment.

- Capsll has competition via social media platforms that do not charge a subscription. This could deter subscribers from signing up and paying a fee.

- Capsll is reliant on their App Developers to create the usable App. If any technical issues occur, or any unforeseen delays and issues, this will delay the usable App being developed, and therefore delay the path to profitability. Capsll might then run into liquidity issues and have to raise more capital.

- Capsll currently has no key-person life insurance policies in place for the founders/dependent partners. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such a person's absence. The loss of such a person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

- In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

- 100% of the issued Common Stock are held by the company's 3 co-founders/directors and they will be able to control the company without the input from investors in this offering.

- The SAFE notes in this offering may never convert into equity. This is a risk associated with owning the securities in this offering.

- Capsll may not be able to afford to pay influencers to use their app, those reducing changes of scalability and profitability.

- There may be threats to the company's intellectual property and difficulty protecting the intellectual property.

- There may also be difficulty protecting threats to subscribers information and data breaches from hackers and other cyber security issues.

- In the pitch deck and business description, Capsll, Inc identifies it could obtain 3,000,000 customers, equal to Ancestry.com. This was produced on a 5-year forecast and is an estimate since there is no track record to gauge this type of scale. Capsll have produced this forecast on what they believe to be a conservative basis, but there is no evidence to suggest this scalability is achievable, or within this time frame.

- The company also identifies it would be profitable with just 5,000 customers. This calculation is based on 5,000 paying subscribers, and takes into consideration anticipated costs. Because this is a forecast, there is no evidence to suggest this scalability is achievable, or customers would be willing to pay for the App.

- The company's offering may involve a rolling close. In such cases, once the target amount of the offering has been met, Investors with accepted subscription agreements become the Company's Investors. Should a material change occur after the closing, you will no longer have the right to withdraw from the offering, regardless of such material change.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

1. To pay an Intermediary fee directly to the intermediary for assisting in conducting this Offering.

2. The Company will engage a development team to create the usable version 1 App, and retain the team for further development and ongoing

service, and maintenance.

3. Miscellaneous expenses - such as working capital, legal and accounting.

10. How does the issuer intend to use the proceeds of this offering?:

Technology development; marketing; office space for staff; working capital which may include specific advertising fees, Research and development costs; recruiting and hiring key personnel to pursue strategies outlined in the business plan; other costs and expenses of the business. Lastly, small salaries may be paid to the founding team.

	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raise	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fee	6%	$3,000	6%	$15,000
Product Development	90%	$20,000	84%	$210,000
Misc Expenses	4%	$2,000	10%	$25,000
Total	**100%**	**$25,000**	**100%**	**$250,000**

Instructions:

An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

Capsll, Inc., will issue to investors the right to certain shares of the company's capital stock via a SAFE. See the attached SmartSAFE and Proxy related exhibit to this Form C or https://www.sec.gov/oiea/investor-alerts-and-bulletins/ib_safes for more information and description of risks on this type of agreement.

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

This investment will be via a SAFE and associated Proxy. Both are available as Form C Exhibits available for download. We recommend that you have an attorney review for your benefit and at your expense.

Capsll, Inc., a Delaware Corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth in the Agreements and excerpted in summary below. All other definitions, terms and conditions are defined in the SmartSAFE™ and associated voting rights Proxy agreement documents that accompany this Form C filing.

The **Target Number** of securities to be offered is 25,000

The **Maximum Number** of securities to be offered is 250,000

The **Price** per security offered is $1.00

The "**Discount**" is 15%

The "**Valuation Cap**" is $10,000,000

Key definitions excerpted from the SmartSAFE include:

Capital Stock means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**".

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock.

"**First Equity Financing Price**" means in the event that the per share price of the Standard Preferred Stock issued or issuable in the First Equity Financing is computed on the basis of a pre-money valuation that is equal to or greater than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs, SAFEs, promissory notes and the like), the SmartSAFE Price.

SmartSAFE Preferred Stock means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to:

(i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price;

(ii) the basis for any dividend rights, if any, which will be based on the Conversion Price;

(iii) voting rights, pursuant to which the SmartSAFE Preferred Stock shall be non-voting Preferred Stock to the maximum extent permitted under applicable law;

(iv) the Information Waiver;

(v) the proxy granted pursuant to the Proxy Agreement; and

(vi) the Preferred Stock (and securities issuable upon conversion thereof) shall be subject to a right of first refusal in favor of the Company or its designee, as may be set forth in the Bylaws of the Company.

Please refer to the complete SmartSAFE and associated Proxy Agreement documents for complete terms and conditions for this investment.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

No

16. How may the terms of the securities being offered be modified?:

Any provision of this SmartSAFE may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only upon the written consent of, or a written instrument signed by, the Company and the Investor, *provided, however*, that this SmartSAFE may be amended, together with all other SmartSAFEs, by agreement of the Company and holders of SmartSAFEs representing at least a majority in interest, based upon aggregate purchase amounts under all of the then issued and outstanding SmartSAFEs, so long as such amendment and/or waivers (i) are applicable to all SmartSAFEs; (ii) do not modify this provision; and (iii) do not reduce the Purchase Amount of this SmartSAFE or reduce the Discount Rate or Valuation Cap. The Company may amend any terms of the SmartSAFEs provided such amendments do not have a material or adverse effect on the holders of the SmartSAFE.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

Type of Security	Common Stock
Amount Authorized	5,000,000

Amount Issued	5,000,000
Voting Rights	The holders are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings)
Anti-Dilution Rights	None
How this Security may limit, dilute, or qualify the issuance pursuant to Reg CF	N/A
% of Ownership by holders of such Securities	100%

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

   The rights of the securities being offered may not be materially limited, diluted or qualified by the current rights of the common stock.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

   No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

   Not Applicable.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

   The securities will not be a valued until a qualified funding event per the SmartSAFE agreement. Investments terms and conditions are detailed in the SmartSAFE document.

   The valuation cap is based on the intellectual property composed of product concept, market research and product definition. The company value also includes the market knowledge and operating experience of the team.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

   Purchasing the securities involve certain risks of minority ownership in the company. As a minority shareholder, their votes may have no impact on votes concerning issues including but not limited to the future directions of the company, dilution of the shares, changing in voting rights, valuations of the shares, or the creation of new shares with additional voting rights or minimum valuation rights.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

   Risk to purchasers, as minority shareholders, are the inability to impact the strategic direction of the company, operational decisions of the company and valuations or dilution of the shares.

24. Describe the material terms of any indebtedness of the issuer:

   No material debts.

> **Instructions:**
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

   None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital

raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;

2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or (4) any immediate family member of any of the foregoing persons.

No

> **Instructions:**
>
> The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.
>
> Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.
>
> The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.
>
> Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Capsll, Inc. is pre-revenue and has sustained limited operations (6 months) to develop its prototype technology and protect its intellectual property. Founders have funded the expenses to date. Capsll, Inc. will depend on new funds raised to further refine its prototype and move toward production. At this time the Company has no lines of credit or alternate sources of funds.

Expenses have been low since the inception of Capsll ($3,000), mostly spent on legal and small business costs such as website and subscriptions. The funds raised via equity crowdfunding will be used predominantly on marketing costs, so the company can scale with paying subscribers.

> **Instructions:**
>
> The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the

issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:   No

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:   No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?:   No

engaging in the business of securities, insurance or banking?:   No

engaging in savings association or credit union activities?:   No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?:   No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?:   No

places limitations on the activities, functions or operations of such person?:   No

bars such person from being associated with any entity or from participating in the offering of any penny stock?:   No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?:

No

Section 5 of the Securities Act?:   No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

> **Note:**
>
> If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

> **Instructions:**
>
> Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.
>
> No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

   1. any other material information presented to investors; and

   2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

In the pitch deck and business description, Capsll, Inc identifies it could obtain 3,000,000 customers, equal to Ancestry.com. This was produced on a 5-year forecast and is an estimate since there is no track record to gauge this type of scale. Capsll have produced this forecast on what they believe to be a conservative basis, but there is no evidence to suggest this scalability is achievable, or within this time frame.

The company also identifies it would be profitable with just 5,000 customers. This calculation is based on 5,000 paying subscribers, and takes into consideration anticipated costs. Because this is a forecast, there is no evidence to suggest this scalability is achievable, or customers would be willing to pay for the App.

The company identifies in its pitch deck that its product is patent pending. These pending patents are on priority information, software & app design.

> **Instructions:**
>
> If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

Within 120 days after the end of the Company's fiscal year.

33. Once posted, the annual report may be found on the issuer's website at:

www.capsll.life